RMR REAL ESTATE INCOME FUND
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458

                                                                                      November 14, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	RMR Real Estate Income Fund ("RIF")
(File No. 333-174736)

Ladies and Gentlemen:

               Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), RIF hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form N-14, Registration No. 333-174736 (together with all exhibits thereto, the "Registration Statement"), in connection with the proposed reorganization of RMR Asia Pacific Real Estate Fund ("RAP") with and into RIF. The Registration Statement was originally filed with the Commission on June 6, 2011.

               Subsequently, the Boards of Trustees of RIF and RAP determined to restructure the proposed reorganization and now propose to merge RIF with and into RAP (the "Reorganization"). RAP filed a registration statement with respect to the Reorganization with the Commission on July 29, 2011, Registration No. 333-175902, that addressed the same substantive transaction as that addressed in RIF's Registration Statement. RAP filed a pre-effective amendment to its registration statement on October 24, 2011 and RAP's registration statement became effective on October 25, 2011.

               RIF's Registrant Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. RIF believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

               RIF requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of RIF for future use.

               If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Michael Hoffman of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3406.

Very truly yours,

RMR Real Estate Income Fund

By:	/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice-President